Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE CO.

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands of dollars)

	Year ended Dec. 31
	2009	2008	2007	2006	2005
Earnings as defined:
Pretax income from operations	$108,245	$52,769	$55,596	$76,040	$100,178
Add: Fixed charges	114,684	74,525	57,247	56,849	55,510
Earnings as defined	$222,929	$127,294	$112,843	$132,889	$155,688

Fixed charges:
Interest charges	$71,688	$61,090	$55,261	$55,739	$54,084
Interest component of leases	42,996	13,435	1,986	1,110	1,426
Total fixed charges	$114,684	$74,525	$57,247	$56,849	$55,510
Ratio of earnings to fixed charges	1.9	1.7	2.0	2.3	2.8